UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.__)*

BioRestorative Therapies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

090655101
(CUSIP Number)

Mark Weinreb
555 Heritage Drive
Jupiter, Florida 33458
(561) 904-6070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

1.	Name of Reporting Person

Mark Weinreb

2.	Check the appropriate box if a member of a group	(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting	7.	Sole Voting Power 208,976,325
Person With	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 132,333,334
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person 208,976,325

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.	Percent of Class Represented by Amount in Row (11) 25.7%

14.	Type of Reporting Person IN

ITEM 1.   SECURITY AND ISSUER.

       This statement relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), of BioRestorative Therapies, Inc., a Nevada corporation (the “Company”).  The address of the principal executive offices of the Company is 555 Heritage Drive, Jupiter, Florida 33458.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)   Name of Reporting Person:
Mark Weinreb

(b)   Residence or business address:
555 Heritage Drive
Jupiter, Florida 33458

(c)   The Reporting Person is employed as the Chief Executive Officer, President and Chairman of the Board of the Company.

(d)   The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reference is made to Item 5.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of the date hereof, the Reporting Person is the beneficial owner of 208,976,325 shares of Common Stock of the Company (or approximately 25.7% of the outstanding Common Stock of the Company).  Such number includes (i) 4,000,000 shares of Common Stock issuable upon the exercise of currently exercisable options which were granted to the Reporting Person on December 15, 2010, (ii) 35,000,000 shares of Common Stock purchased by the Reporting Person on December 13, 2011 at an aggregate purchase price of $35,000 in a private transaction, (iii) 33,333,334 shares of Common Stock issuable upon the exercise of currently exercisable options which were granted to the Reporting Person on February 10, 2012, (iv) 10,000,000 shares of Common Stock issuable upon the exercise of currently exercisable options which were granted to the Reporting Person on December 7, 2012, (v) 41,034,483 shares of Common Stock held of record by Gloria McConnell over which the Reporting Person has voting power pursuant to a Shareholder Agreement and Irrevocable Proxy, dated January 20, 2011, (vi) 5,085,899 shares of Common Stock held of record by Stem Cell Research Company, LLC over which the Reporting Person has voting power pursuant to a Shareholder Agreement and Irrevocable Proxy, dated January 21, 2011, (vii) 21,522,609 shares of Common Stock held of record by Richard Proodian over which the Reporting Person has voting power pursuant to a Shareholder Agreement and Irrevocable Proxy, dated June 15, 2011, and (vii) 9,000,000 shares of Common Stock held of record by John Krowiak over which the Reporting Person has voting power pursuant to two Shareholder Agreement and Irrevocable Proxy documents, dated June 6, 2011 and June 13, 2011, respectively.  The Reporting Person borrowed the $35,000 purchase price for the acquisition of the 35,000,000 shares of Common Stock discussed above from Joel San Antonio, a director of the Company.  The loan has been repaid in full.

(b)   The Reporting Person has sole voting power over 208,976,325 shares of Common Stock of the Company and has sole dispositive power over 132,333,334 shares of Common Stock of the Company.

(c)   During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.       CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to Item 5 with respect to options held by, and irrevocable proxies granted to, the Reporting Person.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1. Shareholder Agreement and Irrevocable Proxy, dated as of January 20, 2011, between  Gloria McConnell and the Reporting Person1
2. Shareholder Agreement and Irrevocable Proxy, dated as of January 21, 2011, between Stem Cell Research Company, LLC and the Reporting Person 1
3. Shareholder Agreement and Irrevocable Proxy, dated June 15, 2011, between Richard Proodian and the Reporting Person 1
4. Amended and Restated Shareholder Agreement and Irrevocable Proxy, dated June 6, 2011, between John Krowiak and the Reporting Person
5. Shareholder Agreement and Irrevocable Proxy, dated June 13, 2011, between John Krowiak and the Reporting Person
__________
1Incorporated by reference to the exhibits included with the Company’s Registration Statement on Form 10, as amended, filed with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: February 14, 2013

/s/ Mark Weinreb
Mark Weinreb